Jatin Dalal Chief Financial Officer Wipro Limited Performance for the Quarter ended June 30, 2020 Exhibit 99.2

Revenue for the quarter IT Services $ Revenue Mn QoQ & YoY growth on Constant Currency* basis is -7.5% & -4.4% Gross Revenue in INR Mn *Non-GAAP measures walk has been provided in the annexure

Operating Margin for the quarter IT Services Operating Margin IT Services operating margin refers to our segment results Operating Profit (Wipro Ltd.) in INR Mn

Net Income for the quarter Net Income in INR Mn Net income refers to the profit attributable to equity share holders of the company Earnings per share in INR

Cash Flow Metrics for the quarter Operating Cash flow in INR Mn Operating Cash Flow is at 174.9% of Net Income Free Cash flow in INR Mn* Free Cash Flow is at 157.5% of Net Income *Non-GAAP measures walk has been provided in the annexure

Other highlights for the quarter Gross Utilization is at 75% for Q1’21 Offshore revenue mix is at 48.5% for Q1’21 Gross hire of over 7,000 employees for the quarter Voluntary Attrition on LTM basis has reduced to 13.0% Localization in US now at 69.8% Added 5 customers in $20Mn+ revenue bucket YoY Committed ₹100 crores towards efforts on COVID-19 crisis, of which ₹25 crores was contributed to Prime Minister’s relief fund

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash as of June 30, 2020 Reconciliation of Free Cash Flow for three months ended June 30, 2020

Reconciliation of selected GAAP measures to Non-GAAP measures Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended June 30, 2020 IT Services Revenue as per IFRS $1,921.6 Effect of Foreign currency exchange movement $ (3.6) Non-GAAP Constant Currency IT Services Revenue based on $1,918.0 previous quarter exchange rates Three Months ended June 30, 2020 IT Services Revenue as per IFRS $1,921.6 Effect of Foreign currency exchange movement $ 27.6 Non-GAAP Constant Currency IT Services Revenue based on $1,949.2 exchange rates of comparable period in previous year